SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number 000-12255

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

ROADWAY LLC 401(k) STOCK SAVINGS PLAN

B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

YELLOW ROADWAY CORPORATION

10990 Roe Avenue

Overland Park, Kansas 66211

Roadway LLC 401(k) Stock Savings Plan

Audited Financial Statements and Supplemental Schedule

Years ended December 31, 2003 and 2002

Report of Independent Registered Public Accounting Firm

To the Administrative Committee of

The Roadway LLC 401(k) Stock Savings Plan:

We have audited the accompanying statement of net assets available for benefits of the Roadway LLC 401(k) Stock Savings Plan (the Plan) as of December 31, 2003, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003, and the changes in net assets available for benefits for the year then ended, in conformity with United States generally accepted accounting principles.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2003 is presented for the purpose of additional analysis and is not a required part of the basic financial statements; but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

Kansas City, Missouri

June 18, 2004

Report of Independent Registered Public Accounting Firm

To the Administrative Committee

Roadway Corporation 401(k) Stock Saving Plan

We have audited the accompanying statement of net assets available for benefits of the Roadway Corporation 401(k) Stock Savings Plan as of December 31, 2002, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Roadway Corporation 401(k) Stock Saving Plan at December 31, 2002, and the changes in its net assets available for benefits for the year then ended, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

May 20, 2003

Akron, Ohio

Roadway LLC 401(k) Stock Savings Plan

Statements of Net Assets Available for Benefits

	December 31, 2003	December 31, 2002
Assets
Cash and temporary investments	$143,633	$4,889,011

Investments at fair value:
Registered investment companies	324,076,470	311,914,592
Yellow Roadway Corporation Stock Fund	77,479,224	—
Interest in common/collective trusts	5,186,757	—
Participant notes receivable	8,574,958	8,773,981

Total investments	$415,461,042	$325,577,584

Receivables:
Employer’s contributions	$43,604	$621,719
Participants’ contributions	76,392	1,070,561
Accrued interest and other	—	4,760

Total receivables	119,996	1,697,040

Net assets available for benefits	$415,581,038	$327,274,624

The accompanying notes are an integral part of these statements.

Roadway LLC 401(k) Stock Savings Plan

Statements of Changes in Net Assets Available for Benefits

	For the year ended December 31, 2003	For the year ended December 31, 2002
Additions
Investment income:
Dividends	$3,030	$1,064,404
Interest	523,284	2,357,291

Total investment income	526,314	3,421,695

Contributions:
Participants	21,314,863	18,537,654
Employer	11,494,283	10,324,301

Total contributions	32,809,146	28,861,955

Net realized and unrealized appreciation (depreciation) in fair value of investments	112,201,469	(8,459,198)

Total additions	$145,536,929	$23,824,452

Deductions
Distributions of common stock	$5,677,964	$23,355,954
Benefits paid to participants	51,552,551	17,266,364

Total deductions	57,230,515	40,622,318

Net increase (decrease)	88,306,414	(16,797,866)

Net assets available for benefits:
Beginning of year	327,274,624	344,072,490

End of year	$415,581,038	$327,274,624

The accompanying notes are an integral part of these statements.

Roadway LLC 401(k) Stock Savings Plan

Notes to Financial Statements

1. Description of Plan

The following description of the Roadway LLC (also referred to as “we” or “our”) 401(k) Stock Savings Plan (“Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering eligible employees of Roadway LLC, Roadway Express, Inc. and Roadway Reverse Logistic, Inc. not covered by a collective bargaining agreement, unless such agreement expressly provides for participation in the Plan. The Plan was established to encourage eligible employees to invest in the stock of the Plan sponsor. Participation is immediately available to eligible employees who have attained the age of 21 years prior to any enrollment date. Effective as of January 1, 2000, the enrollment date is the first day of the first pay period of the month following the month the participant meets the eligibility requirements of the Plan. Eligible employees hired on or after January 1, 2000 are automatically enrolled 90 days after their eligibility date, unless they actively enroll earlier or elect not to participate. Effective as of January 1, 2003, the enrollment date is the first administratively practicable date following the date an eligible employee files an application for enrollment with the trustee, Fidelity Investments (“Fidelity”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

By Amendment No. 1 to the Roadway Corporation 401(k) Stock Savings Plan, effective November 14, 2003, the Plan was amended to include provisions related to the merger between Yellow Corporation and Roadway Corporation. The amendment provided for (1) a more enhanced diversification of participant contributions and participant existing account balances and (2) revisions to the voting of shares and the exchange of shares in conjunction with the merger.

Effective December 11, 2003, Yellow Roadway Corporation (formerly Yellow Corporation) acquired Roadway Corporation and the Plan was amended and restated to (1) change the Plan’s name from Roadway Corporation 401(k) Stock Savings Plan to Roadway LLC 401(k) Stock Savings Plan, (2) change the Plan sponsor from Roadway Corporation to Yellow Roadway Corporation, (3) provide for the investment in Yellow Roadway Corporation common stock, (4) include the required Internal Revenue Code Section 401(a)(9) minimum distribution provisions, (5) revise the plan administration provisions to be consistent with Yellow Roadway Corporation practices and (6) revise the list of investment options.

By Amendment No. 1 to the Roadway LLC 401(k) Stock Savings Plan, the Plan was amended to discontinue the matching employer contributions effective March 21, 2004.

By Amendment No. 2 to the Roadway LLC 401(k) Stock Savings Plan, the Plan was amended to reinstate the matching employer contributions, effective July 15, 2004, at the level in effect prior to the discontinuation of those contributions.

Contributions

Participants may make before and after tax contributions to the Plan aggregating up to 25 percent (14 and a half percent prior to March 1, 2002) of their annual compensation subject to the Internal Revenue Service limitations. The maximum percentage of after tax contributions cannot exceed four and a half percent of the participant’s compensation. Prior to March 21, 2004, once the participant completed one year of service, we matched 100 percent of the participant’s before and after tax contributions up to four and a half percent of annual compensation. Effective March 21, 2004 through July 14, 2004, the matching employer contribution was eliminated. Additional amounts may be contributed at the option of our Board of Directors. The Plan is funded by combined contributions from the participants and Roadway LLC to a trust fund maintained by the Plan’s trustee. Key Trust Company of Ohio, NA was the Plan’s trustee through December 31, 2002. Effective January 1, 2003, Plan assets were transferred to the new trustee, Fidelity Investments.

Roadway LLC 401(k) Stock Savings Plan

Notes to Financial Statements

Investment Options

Upon enrollment in the Plan, a participant may direct before and after tax contributions in one percent increments in any of 24 investment funds including the Yellow Roadway Corporation Stock Fund. Until November 2003, any Roadway LLC contributions to the Plan were required to be invested in Roadway Corporation common stock. Participants may change their investment options daily.

Participants with account balances invested in FDX, Inc. (a wholly owned subsidiary of FedEx Corporation) common stock were obligated to transfer their holdings no later than July 17, 2002 to any of the other investment options offered by the Plan. Any remaining investments in FDX, Inc. common stock as of July 18, 2002 were divested and reallocated to other investments in the participants accounts.

Effective January 1, 2003, Plan assets were transferred to Fidelity. Balances in the Roadway Corporation Stock Fund, Templeton World Fund – Class A, American Balanced Fund – Class A, Neuberger Berman Genesis Fund® (Advisor Class), Van Kampen Growth & Income Fund – Class A and American Europacific Growth Fund – Class A were transferred in kind. Balances in the Victory Stock Index Fund, Victory Intermediate Income Fund, Janus Twenty Fund, Janus Enterprise Fund, Victory DCS Money Market Fund, Vanguard LifeStrategy Conservative Growth Fund, Vanguard LifeStrategy Moderate Growth Fund, and Vanguard LifeStrategy Growth Fund were liquidated and reallocated to comparable funds in Fidelity’s portfolio. Fidelity offers 24 investment options and a self-directed brokerage account.

In a merger effective December 11, 2003, Roadway Corporation became a wholly owned subsidiary of Yellow Roadway Corporation. In payment of shares of Roadway Corporation common stock owned on the effective date of the merger, Roadway Corporation stockholders had the option of electing to receive (1) an all cash merger consideration of $48.00 per share of Roadway Corporation common stock, (2) an all stock merger consideration pursuant to which all of their shares of Roadway Corporation common stock would have been exchanged for shares of Yellow Roadway Corporation common stock, or (3) a combination of cash and stock. Any stockholder who failed to make a timely merger consideration exchange election had 100 percent of their shares of Roadway Corporation common stock exchanged for shares of Yellow Roadway Corporation common stock. The merger exchange consideration elections and the default provision for no election were all subject to proration and allocation provisions described in the Joint Proxy Statement/Prospectus dated October 17, 2003 filed with the Securities and Exchange Commission, which required approximately 50 percent of the merger consideration to be paid in cash and approximately 50 percent of the merger consideration to be paid in shares of Yellow Roadway Corporation common stock. The transaction did not have any effect on the net assets or operations of the Plan, except as described above.

Participant Accounts

Each participant’s account is credited with the participant’s contribution, our matching contribution, if any, and an allocation of Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Vesting

Participants are 100 percent vested in their contributions and any Roadway LLC contributions, plus actual earnings thereon.

Participant Notes Receivable

Participants who are active employees may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their account balance. Loan terms range from one to five years. The loans are secured by the balance in the participant’s account and bear interest at a rate equal to the prime rate plus one percent. Principal and interest are paid ratably through payroll deductions. Participants may have only one outstanding loan from the Plan at any time.

Roadway LLC 401(k) Stock Savings Plan

Notes to Financial Statements

Payment of Benefits

Upon termination of service, a participant may elect to receive a lump-sum amount equal to the vested value of his or her account, or upon death, total and permanent disability, or retirement, elect to receive annual installments over a ten-year period.

2. Summary of Accounting Policies

Basis of Accounting

The financial statements have been prepared on the accrual basis of accounting.

Investment Valuation

The Plan’s investments are stated at fair value. Common stock is valued at the closing quoted market price on the last business day of the plan year. The shares of registered investment companies are valued at the net asset value as determined by the fund on the last business day of the plan year. The participant notes receivable are valued at their outstanding balances, which approximate their fair value. Security transactions are recorded on a trade date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Administrative Fees

All administrative fees are paid by Roadway LLC.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amount reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3. Plan Termination

Roadway LLC has the right under the terms of the Plan to discontinue its contributions at any time and terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, the Plan shall pay all expenses chargeable against the plan and shall then distribute all assets to the participants in proportion to the amounts credited to their accounts at the date of such termination.

Roadway LLC 401(k) Stock Savings Plan

Notes to Financial Statements

4. Investments

The Plan’s investments (including investments purchased, sold, as well as held during the year) appreciated (depreciated) in fair value as determined by quoted market prices as follows for the years ended December 31:

	2003	2002
Yellow Roadway Corporation Stock Fund	$2,179,267	$—
Roadway Corporation common stock	81,448,710	3,094,454
Common/collective trusts	926,658	—
Common stock	57,801
Shares of registered investment companies	27,589,033	(11,553,652)

	$112,201,469	$(8,459,198)

Investments that represent 5 percent or more of fair value of the Plan’s net assets are as follows at December 31:

	2003	2002
Fidelity Retire Mmkt	$166,751,706	$—
Roadway Corporation common stock*	—	139,165,830
Yellow Roadway Corporation Stock Fund	77,479,224	—
Roadway Corporation common stock	—	60,816,808
AF Balanced Fund A	38,250,246	26,276,432
VK Growth & Income Fund A	32,182,433	23,363,994
NB Genesis Advisor	20,624,090	—

*	Nonparticipant-directed

5. Nonparticipant-Directed Investments

Information about the net assets related to the nonparticipant-directed investment at December 31, is as follows:

	2003	2002
Investments, at fair value:
Roadway Corporation common stock	$—	$139,165,830
Cash and temporary cash investments	$—	3,374,487

Total investments	—	142,540,317
Receivables:
Contributions receivable	43,604	621,719
Other, net	—	4,408

Total receivables	43,604	626,127

Net assets available for benefits	$43,604	$143,166,444

Effective November 2003, the Plan was amended to provide participants the ability to direct the employer matching contribution. Effective December 2003, the Plan was further amended to require employer contributions to be invested in the Yellow Roadway Corporation Stock Fund.

Roadway LLC 401(k) Stock Savings Plan

Notes to Financial Statements

Information about the significant components of changes in net assets related to the nonparticipant-directed investment for the year ended December 31 is as follows:

	2003	2002
Changes in net assets:
Contributions	$10,286,639	$10,324,301
Dividends	151	740,559
Interest	288	54,715
Net realized and unrealized appreciation in fair value of investments	67,324,638	1,480,170
Distributions in-kind and benefits paid directly to participants	(32,345,464)	(9,611,058)
Interfund transfers (net)	(188,389,092)	1,509,442

Total change in net assets	$(143,122,840)	$4,498,129

6. Differences between Financial Statements and Form 5500

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500 at December 31, 2002:

2002
Benefits paid to participants per the financial statements	$17,266,364
Add amounts allocated on Form 5500 to withdrawn participants at the end of the year	—
Less amounts allocated on Form 5500 to withdrawn participants at the beginning of the year	(1,626,220)

Benefits paid to participants per the Form 5500	$15,640,144

Amounts allocated to withdrawn participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to year-end but not yet paid. There were no such amounts at December 31, 2003.

Roadway LLC 401(k) Stock Savings Plan

Notes to Financial Statements

7. Transactions with Parties-in-Interest

The Plan purchased shares of common stock of Roadway Corporation for $15,067,387 and $10,724,193 and sold shares of common stock of Roadway Corporation for $38,281,676 and $2,289,858 during the years ended December 31, 2003 and 2002, respectively. The Plan also received dividends on common stock of Roadway Corporation of $247 and $1,064,404 during the years ended December 31, 2003 and 2002, respectively.

The Plan purchased units of Yellow Roadway Corporation Stock Fund for $600,373 and sold units of Yellow Roadway Corporation Stock Fund for $114,452 from December 11, 2003, the merger date, through December 31, 2003.

8. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated May 15, 2002, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (“the Code”) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Administrative Committee believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

Roadway LLC 401(k) Stock Savings Plan

EIN : 20-0453812 PN: 005

Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)

December 31, 2003

Identity of issue, borrower, issuer or similar party.	Description of investment including security date, rate of interest, collateral, par, or maturity value	Current Value*
Cash and temporary cash investments		$143,634
Brokeragelink:
External Fund
Arcadian Emerging Markets Port Instl	349 units	5,477
Clipper	143 units	12,590
Heartland Value	278 units	14,227
Matthews China Fund	317 units	4,469
Ultrashort Otc Pro Fund Investor Shs	331 units	6,932
US World Gold	362 units	6,033
Common Stock
Emperor Mines Ltd Isle of Man Shs	10,000 units	5,270
Millicom Intl Cellular Sa Reg Shs	100 units	7,000
Stericorp Limited Shs (Australia)	1,000 units	83
Advanced Viral Resh Corp	7,500 units	937
Affiliated Computer Svcs Inc CL A	100 units	5,446
Agnico Eagle Mines Ltd	200 units	2,414
Aria Pharmaceutical Inc	200 units	1,490
Avanex Corp Nfs Llc Is a Market	100 units	499
Beama Gold Corp	1,000 units	3,720
Bookham Tech Plc Sponsored Adr	600 units	1,500
Caedonia Mining Corp	20,000 units	6,200
Ciena Corp Nfs Llc Is A Market	850 units	5,576
Coeur D Alene Mines Corp	1,000 units	5,780
Coral Gold Corp	30,000 units	10,650
Corning Inc Nfs Is A Specialist	290 units	3,025
Dynegy Inc Hldg Co Ngs Llc Is A	400 units	1,712
El Paso Corp Nfs Llc Is A	300 units	2,457
Freeport Mcmoran Copper & Gold Cl B	150 units	6,320
General Motors Corp Ngs Is A Specialist	30 units	1,602
Jds Uniphase Corp Nfs Is a Market	1,100 units	4,004
Liberty Media Crop New Com Ser A	100 units	1,189
Lucent Tech Inc Nfs Is A Specialist	3,700 units	10,508
Millennium Pharm Inc Nfs Llc Is A Market	200 units	3,730
Motorola Inc Nfs Is A Specialist	350 units	4,900
Nanometrics Inc	100 units	1,471
Navarree Corp	300 units	1,824
Newmont Mng Corp Nfs Is A Specialist	200 units	9,722
Nortel Inversora S A Sponsored Adr Repstg	100 units	585
Oxigene Inc	100 units	810
Penegrowth Energy Tr	200 units	3,280
Pfizer Inc Nfs Is a Specialist	100 units	3,533
Proxim Corp Cl A	500 units	835
Rite Aid Corp Nfs Llc Is A	6,500 units	39,260
Roxio Inc Nfs Llc Is A Market	100 units	480
Sirius Satellite Radio Inc	2,944 units	9,303
Sonus Networks Inc Nfs Llc Is A Market	60 units	452
Sun Microsystems Inc Nfs Llc Is A Market	300 units	1,341
Trico Marine Svcs Inc	4,700 units	8,413
Ugomedia Interactive Corp	17,000 units	1,717
Wal-mart Stores Inc Nfs Is A Specialist	75 units	3,979
Williams Cos Inc Nf Is A Specialist		10,802
Preferred Stock
Williams Companies Inc Pfd 9.00%	600 units	7,866
Unit
Archstone Smith Tr	100 units	2,798
Hersha Hospitality Trust	3,000 units	30,300

Roadway LLC 401(k) Stock Savings Plan

EIN : 20-0453812 PN: 005

Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year) (continued)

December 31, 2003

Identity of issue, borrower, issuer or similar party.	Description of investment including security date, rate of interest, collateral, par, or maturity value	Current Value*
Brokeragelink: (Continued)
Fidelity Fund
Fidelity Low Priced Stock	295 units	$10,326
Templeton Foreign	49,878 units	530,697
Pimco High Yield Adm	289,776 units	2,831,112
Templeton World A	198,592 units	3,350,241
AF Balanced Fund A	2,212,276 units	38,250,246
AF Europacific Gth A	301,127 units	9,097,058
NB Genesis Advisor	948,670 units	20,624,090
VK Growth & Income A	1,783,949 units	32,182,433
Vanguard Midcap Index	16,432 units	978,534
Vanguard Smallcap Index Adm	58,832 units	1,329,611
Yellow Roadway Corporation Stock Fund*	7,457,096 units	77,479,224
Fidelity Growth Co*	296,420 units	14,841,744
Fidelity Investment Growth Bd*	1,433,378 units	10,822,004
Fidelity Conv Sec*	54,591 units	1,101,094
Fidelity Worldwide*	40,267 units	659,174
Fidelity Mid-Cap Stock*	413,187 units	8,912,453
Fidelity Freedom Income*	27,384 units	303,684
Fidelity Freedom 2000*	94,363 units	1,111,600
Fidelity Freedom 2010*	251,914 units	3,279,919
Fidelity Freedom 2020*	344,632 units	4,487,102
Fidelity Freedom 2030*	55,854 units	723,305
Spartan Total Market Index	38,340 units	1,146,752
Fidelity Retire Mmkt*	166,751,706 units	166,751,706
Fidelity Freedom 2040*	61,782 units	467,073
Fidelity US Eq Index Pool*	153,591 units	5,186,757
Participant notes receivable*	Interest ranging from 5.0 percent to 10.5 percent due in 2004 to 2009	8,574,958

		$415,461,042

*	Indicates party-in-interest to the Plan.

See accompanying report of independent registered public accounting firm.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the persons who administer the employee benefit plan have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

Roadway LLC 401(k) Stock Savings Plan
(Name of Plan)

Date: June 28, 2004	By:	/s/ Harold D. Marshall
Harold D. Marshall
Chairman
Benefits Administrative Committee

EXHIBIT INDEX

Exhibit No.	Description
23.1	Consent of KPMG LLP

23.2	Consent of Ernst & Young LLP